THL Credit, Inc.

100 Federal Street

Boston, MA 02110

May 22, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa N. Larkin

Re:	THL Credit, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form N-2
File No. 333-217217

Dear Ms. Larkin:

On behalf of THL Credit, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 to 12:00 noon Eastern Time on May 23, 2017, or as soon thereafter as is practicable.

Should you have any questions concerning this request, please contact me at (617) 790-6010 or, our counsel, Cynthia M. Krus, at Eversheds Sutherland (US) LLP at (202) 383-0218.

Sincerely, THL CREDIT, INC.

By:	/s/ Terrence W. Olson
Name: Title:	Terrence W. Olson Chief Financial Officer